SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the following documents:

1.    Exhibit 99.1: Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months and three months ended June 30, 2010.

2.   Exhibit 99.2: The consolidated financial statements of Alon Holdings Blue Square-Israel Ltd. for the six month period ended June 30, 2010, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are in addition to the second quarter 2010 results that were contained in a press release, dated August 19, 2010, and were submitted via Form 6-K.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

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Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. Alon Holdings holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its "Non-Food" segment, Alon Holdings, through its 85% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.35% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary